Dechert LLP	Three Bryant Park 1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

ALLISON M FUMAI
allison.fumai@dechert.com
+1 212 698 3526 Direct

+1 698 698 3599 Fax

VIA EDGAR

October 11, 2023

Division of Corporation Finance

Office of Crypto Assets

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Ark 21Shares Bitcoin ETF Amendment No. 1 to Registration Statement on Form S-1 Filed September 7, 2023 File No. 333- 257474

To Whom it May Concern:

On behalf of Ark 21Shares Bitcoin ETF (“Trust”), submitted herewith via the EDGAR system are the responses to the comments of the staff of the Office of Crypto Assets of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (“SEC”) with respect to Amendment No. 1 to the Trust’s registration statement on Form S-1 filed on September 7, 2023 (“Registration Statement”). This letter is in response to the comments of the Staff of the SEC provided in correspondence dated September 29, 2023.

For your convenience, we have restated your comments below followed by our responses. Capitalized terms used but not defined in this letter have the meaning given to them in the Registration Statement. We will incorporate any changes referenced below into a future amendment to the Registration Statement.

Comment 1: Based on our preliminary review of your registration statement, we have the following initial set of comments. Once you have amended your registration statement and responded to each of these comments, we will provide you with more detailed comments relating to your registration statement, as appropriate.

Response: The Trust acknowledges this comment.

Comment 2: We note that your registration statement includes a number of blanks or omitted information, including, for example, the name of the initial Authorized Participant and any other Authorized Participants you expect to participate in the distribution, the names of and other required disclosures related to the executive officers of the Sponsor, the material terms of your agreements with your service providers as well as the exhibits containing these agreements. Please revise to include this information in your next amendment, or tell us when you intend to do so. Please also confirm your understanding that the Staff will need sufficient time to review this information, and we may have additional comments at that time.

Response: The Trust acknowledges this comment and understands that the Staff will need sufficient time to review this information and may have additional comments at such time. With respect to the items specifically raised in the Staff’s comment, the Trust responds as follows:

•

With respect to the identity of the Authorized Participants participating in the distribution, the Sponsor has engaged in discussions with certain additional potential authorized participants regarding their interests in facilitating primary market activity for the Trust. The Trust expects Mirae Asset Securities (USA) Inc. to participate as an Authorized Participant, among other potential Authorized Participants. The Trust hereby confirms that a form of Initial Authorized Participant Agreement will be filed as an exhibit in a subsequent amendment filing, and the impacted disclosure will be revised accordingly.

•	With respect to the names of and other required disclosures related to the executive officers of the Sponsor, the impacted disclosure will be revised accordingly.

•

With respect to the material terms of the Trust’s agreements with its service providers, the Trust hereby confirms that forms of the Sponsor Agreement, Initial Authorized Participant Agreement, Marketing Agreement, Sub-Advisory Agreement, Custodial Services Agreement, Fund Administration and Accounting Agreement, Transfer Agency Agreement, Index License Agreement, and Marketing Agent Agreement will be filed as exhibits in a subsequent amendment, and impacted disclosure will be revised accordingly.

Comment 3: We refer you to our December 2022 Sample Letter to Companies Regarding Recent Developments in Crypto Asset Markets, located on our website at the following address: https://www.sec.gov/corpfin/sample-letter-companies-regarding-crypto-asset-markets. Please consider the issues identified in the sample letter as applicable to your facts and circumstances, and revise your disclosure accordingly.

Response: The Trust hereby confirms that it has considered the issues identified in the sample letter as applicable to the Trust’s facts and circumstances. With respect to the issues identified therein, the Trust responds as follows:

•

With respect to disclosure of any significant crypto asset market developments material to understanding or assessing the Trust’s business, financial condition and results of operations, or share price, including any material impact from the price volatility of crypto assets, the Trust currently includes applicable disclosure in its Registration Statement, and the Trust believes this disclosure is appropriate.

•

With respect to disclosure of how bankruptcies within the digital asset industry, and the downstream effects of those bankruptcies, the Trust currently includes applicable disclosure in its Registration Statement, and the Trust believes this disclosure is appropriate.

•	With respect to disclosure of any direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets known to:

•	Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them;

•	Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets;

•	Have the crypto assets of their customers unaccounted for; or

•	Have experienced material corporate compliance failures;

The Trust currently has no operating history. The Trust currently includes applicable disclosure in its Registration Statement discussing these risks more generally, including in the context of significant market and regulatory developments for the digital assets industry. The Trust believes this disclosure is appropriate.

•

With respect to disclosure of steps taken to safeguard customers’ crypto assets and any policies and procedures that are in place to prevent self-dealing and other potential conflicts of interest, the Trust currently includes applicable disclosure in its Registration Statement. This disclosure will be further revised in a subsequent amendment filing in response to Comments 8 and 11, as applicable, below.

•

With respect to excessive redemptions or withdrawals, or suspended redemptions or withdrawals, of digital assets, the Trust currently has no operating history and has not experienced redemptions or withdrawals, or suspended redemptions or withdrawals, of digital assets. However, the Trust currently includes applicable disclosure in its Registration Statement discussing these risks more generally, including in relation to the potential impact of these risks on the Trust’s financial condition and liquidity. The Trust believes this disclosure is appropriate.

•

With respect to digital assets serving as collateral for any loan, margin, rehypothecation, or other similar activities to which the Trust or its affiliates are a party, the Trust believes this issue is not applicable to the facts and circumstances of the Trust.

•

With respect to digital assets serving as collateral for any other person’s or entity’s loan, margin, rehypothecation or similar activity, the Trust believes this issue is not applicable to the facts and circumstances of the Trust.

•

With respect to material risks to the Trust, either direct or indirect, due to excessive redemptions, withdrawals, or a suspension of redemptions or withdrawals, of digital assets, the Trust currently has no operating history and has not experienced redemptions or withdrawals, or suspended redemptions or withdrawals, of digital assets, as discussed previously. However, the Trust currently includes applicable disclosure in its Registration Statement discussing these risks more generally, including in relation to the potential impact of these risks on the Trust’s financial condition and liquidity. The Trust believes this disclosure is appropriate.

•

With respect to any reputational harm the Trust may face in light of the recent disruption in digital asset markets, the Trust currently includes applicable disclosure in its Registration Statement, and the Trust believes this disclosure is appropriate.

•

With respect to material risks the Trust faces from unauthorized or impermissible customer access from outside of permissible jurisdictions, and the Trust currently includes disclosure in its Registration Statement clarifying that it is not offering to sell the Shares in any jurisdiction where the offer or sale of the Shares is not permitted, and the Trust believes this disclosure is appropriate. Moreover, the Trust does not expect to issue any digital assets and, therefore, does not believe that the risks associated with, for example, the unauthorized access to certain digital assets by U.S. persons, are applicable to the Trust.

•

With respect to material risks relating to the possibility of regulatory developments related to crypto assets and crypto asset markets, the Trust currently includes applicable disclosure in its Registration Statement, and the Trust believes this disclosure is appropriate.

•

With respect to material risks related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over digital assets and digital asset markets, the Trust currently includes applicable disclosure in its Registration Statement, and the Trust believes this disclosure is appropriate.

•

With respect material risks related to safeguarding the digital assets and if policies and procedures surrounding the safeguarding of digital assets, conflicts of interest, or comingling of assets are not effective, the Trust currently includes applicable disclosure in its Registration Statement. As previously noted, this disclosure will be further revised in a subsequent amendment filing in response to Comments 8 and 11, as applicable, below.

•

With respect to gaps identified with respect to risk management processes and policies in light of current digital asset market conditions as well as any changes they have made to address those gaps, the Sponsor is updating its policies to identify and address applicable risk management issues.

•

With respect to material financing, liquidity, or other risks the Trust faces related to the impact that the current digital asset market disruption has had, directly or indirectly, on the value of digital assets used as collateral, the Trust believes this issue is not applicable to the facts and circumstances of the Trust.

•	With respect to the following risks due to disruptions in the crypto asset markets:

•	Risk from depreciation in the price of Shares;

•	Risk of loss of customer demand for the Trust’s products and services;

•	Financing risk, including equity and debt financing;

•	Risk of increased losses or impairments in the Trust’s investments or other assets;

•	Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against the Trust or its affiliates; and

•	Risks from price declines or price volatility of crypto assets;

The Trust currently includes certain applicable disclosure in its Registration Statement, and the Trust believes this disclosure is appropriate.

Comment 4: Provide a materially complete description of the risks related to bitcoin and the bitcoin network, including, for example:

•	Volatility in the price of bitcoin;

•	Environmental risks from bitcoin mining;

•	The use of bitcoin in illicit transactions; and

•	The risk that rewards for mining bitcoin are designed to decline over time, which may lessen the incentive for miners to process and confirm transactions on the bitcoin network.

Response: With respect to the items specifically raised in the Staff’s comment, the Trust responds as follows:

•	With respect to volatility in the price of bitcoin, the Trust currently includes the following disclosure in the risk factor titled “Bitcoin generally”, which the Trust believes is appropriate:

•

“… a significant amount of the value of bitcoin is speculative, which could lead to increased volatility. Investors could experience significant gains, losses and/or volatility in the Trust’s holdings, depending on the valuation of bitcoin….The issuance of bitcoin is determined by a computer code, not by a central bank, and prices can be extremely volatile. For instance, during the period from December 17, 2017 to December 14, 2018, bitcoin experienced a decline of roughly 84%, and experienced a similar decline in value from November 2021 to June 2022. There is no assurance that bitcoin will maintain its long-term value in terms of purchasing power in the future, or that acceptance of bitcoin payments by mainstream retail merchants and commercial businesses will continue to grow. The value of the Trust’s investments in bitcoin could decline rapidly, including to zero.”

•	With respect to the environmental risks from bitcoin mining, the Trust’s risk disclosure will be revised to add the following risk factor titled “Electricity Usage”:

Digital asset mining operations can consume significant amounts of electricity, which may have a negative environmental impact and give rise to public opinion against allowing, or government regulations restricting, the use of electricity for mining operations. Additionally, miners may be forced to cease operations during an electricity shortage or power outage, or if electricity prices increase where the mining activities are performed. This could adversely affect the price of bitcoin, or the operation of the Bitcoin network, and accordingly decrease the value of the Shares.

•

With respect to the use of bitcoin in illicit transactions, the Trust’s risk disclosure will be revised to add the following risk factor titled “The actual or perceived use of bitcoin and other digital assets in illicit transactions, which may adversely affect the bitcoin industry and an investment in the Trust”:

Recent years have seen digital assets used at times as part of criminal activities and to launder criminal proceeds, as means of payment for illicit activities, or as an investment fraud currency. Although the number of cases involving cryptocurrencies for the financing of terrorism remains limited, criminals have nonetheless become more sophisticated in their use of digital assets.

Although Bitcoin transaction details are logged on the blockchain, a buyer or seller of Bitcoin may never know to whom the public key belongs or the true identity of the party with whom it is transacting, as public key addresses are randomized sequences of alphanumeric characters that, standing alone, do not provide sufficient information to identify users. Further, identifying users can be made even more difficult where a user utilizes a tumbling or mixing services (e.g., Tornado Cash) to further obfuscate transaction details.

The bitcoin industry and an investment in the Trust may be adversely affected to the extent that digital assets are increasingly used in connection with illicit transactions, or are perceived as being used in connection with illicit transactions.

•

With respect to the risk that rewards for mining bitcoin are designed to decline over time, the Trust currently includes the following disclosure in the risk factor titled “Operational cost may exceed the award for solving blocks or transaction fees. Increased transaction fees may adversely affect the usage of the Bitcoin network”, which the Trust believes is appropriate:

Miners generate revenue from both newly created bitcoin (known as the “block reward”) and from fees taken upon verification of transactions. If the aggregate revenue from transaction fees and the block reward is below a miner’s cost, the miner may cease operations. Additionally, in the event of a fork of the Bitcoin network, some miners may choose to mine the alternative new bitcoin resulting from the fork, thus reducing processing power on the original blockchain.

Furthermore, the incentives for miners to contribute processing power to the Bitcoin network is set to decrease over time. If transaction confirmation fees become too high, the marketplace may be reluctant to use bitcoin. This may result in decreased usage and limit expansion of the Bitcoin network in the retail, commercial and payments space, adversely impacting investment in the Trust. Conversely, if the reward for miners or the value of the transaction fees is insufficient to motivate miners, they may cease expending processing power for any blockchain to solve blocks and confirm transactions.

Ultimately, if the awards of new bitcoin for solving blocks declines and transaction fees for recording transactions are not sufficiently high to incentivize miners, or if the costs of validating transactions grow disproportionately, miners may operate at a loss, transition to other networks, or cease operations altogether. Each of these outcomes could, in turn, slow transaction validation and usage, which could have a negative impact on the Bitcoin network and could adversely affect the value of the bitcoin held by the Trust.

Comment 5: Please revise your disclosure to provide a materially complete description of the index methodology. Please also address the following in your disclosure regarding the index:

•	Include a table with market share for each constituent trading platform comprising the index used to calculate the Bitcoin Index Price;

•	Explain how the identified trading platforms are selected and describe how the Bitcoin Index Price is calculated by providing an example of the calculation;

•	Disclose the extent to which the Sponsor has discretion to select a different index; and

•	Disclose whether the Sponsor will notify investors of changes to the constituent trading platforms used to calculate the index, and, if so, how the Sponsor will notify the investor of such changes.

Response: The Trust has incorporated this comment. For the year ended September 30, 2023, the market share by trading volume of the constituent trading platforms comprising the Index are as follows:

Market Share by Trading Volume 1-Year Ended 30-Sept-2023
Coinbase	Kraken	Lmax	Bitstamp	Gemini	Itbit
66.92%	11.36%	11.13%	6.98%	2.47%	1.35%

A trading venue is eligible as a “Constituent Exchange” in any of the CME CF Cryptocurrency Pricing Products if it offers a market that facilitates the spot trading of the relevant cryptocurrency base asset against the corresponding quote asset, including markets where the quote asset is made fungible with Accepted Assets (the “Relevant Pair”) and makes trade data and order data available through an Automatic Programming Interface (API) with sufficient reliability, detail and timeliness.

Furthermore it must, in the opinion of the Oversight Committee, fulfill the following criteria:

1.

The venue’s Relevant Pair spot trading volume for an index must meet the minimum thresholds as detailed below for it to be admitted as a constituent exchange: The average daily volume the venue would have contributed during the observation window for the Reference Rate of the Relevant Pair exceeds 3% for two consecutive calendar quarters.

2.	The venue has policies to ensure fair and transparent market conditions at all times and has processes in place to identify and impede illegal, unfair or manipulative trading practices.

3.

The venue does not impose undue barriers to entry or restrictions on market participants, and utilizing the venue does not expose market participants to undue credit risk, operational risk, legal risk or other risks.

4.

The venue complies with applicable law and regulation, including, but not limited to capital markets regulations, money transmission regulations, client money custody regulations, KYC and AML regulations.

5.

The venue cooperates with inquiries and investigations of regulators and the Administrator upon request and must execute data sharing agreements with CME Group Once admitted a constituent exchange must demonstrate that it continues to fulfill criteria 2 to 5 inclusive. Should the average daily contribution of a constituent exchange fall below 3% for any Reference Rate then the continued inclusion of the venue as a constituent exchange to the Relevant Pair shall be assessed by the CME CF Oversight Committee.

Additionally, a trading venue may be nominated for addition to the list of Constituent Exchanges by any member of the public, exchange or the Oversight Committee.

The Sponsor has selected the CME CF Bitcoin Reference Rate—New York Variant (BRRNY) for its quality and rigor as well as its broad, well-balanced universe, which the Sponsor believes best reflects the market price of bitcoin.

The bitcoin price on any given calculation day is calculated as follows:

•

All Relevant Transactions are added to a joint list, recording the trade price and size for each transaction. For BRRNY, this means all transactions occurred during a 60 minute period before 4 p.m. New York Time.

•	The list is partitioned into a number of equally-sized time intervals. Each partition is 5 minutes in length and there are 12 partitions.

•

For each partition separately, the volume-weighted median trade price is calculated from the trade prices and sizes of all Relevant Transactions, i.e. across all Constituent Exchanges. A volume-weighted median differs from a standard median in that a weighting factor, in this case trade size, is factored into the calculation.

•	The CME CF Cryptocurrency Reference Rate is then given by the equally-weighted average of the volume-weighted medians of all partitions.

An example calculation is attached hereto as Appendix A.

The Sponsor holds full discretion to change either the index or the index provider subject to proper notification to shareholders. Shareholder approval is not required.

The Sponsor does not intend to notify investors of changes to the constituent trading platforms. The registration statement will contain a link to the CF Benchmarks website, which will contain information about underlying constituent trading platforms.

Comment 6: Please include a materially complete description of the methodology to be used to calculate NAV and disclose how you will value your bitcoin holdings for GAAP purposes. Please also tell us how you intend to develop accounting and valuation policies to address significant events related to crypto assets. For example, explain to us how your valuation policies will address the potential for a blockchain for a crypto asset to diverge into different paths (i.e., a “fork”) and airdrops.

Response: With respect to the methodology to be used to calculate NAV, the Trust hereby confirms that its NAV will be calculated based on the Trust’s net asset holdings as reconciled to the Custodian’s accounts on a market approach, determined on a daily basis in accordance the 4:00 pm EST CF Benchmarks price.

For purposes of the Trust’s financial statements, the Trust will price its assets, including bitcoin held by the Trust, in accordance with U.S. GAAP (“GAAP”) and FASB ASC 820, as of the financial statement measurement date. The Sponsor on behalf of the Trust will determine in its sole discretion the valuation sources and policies used to prepare the Trust’s financial statements in accordance with GAAP. The Trust currently expects to value its bitcoin holdings for GAAP purposes based on the principal market price. The Trust will revise its disclosure accordingly, as set forth in Appendix B.

The Trust generally will transact on an in-kind, pro rata basis. Expenses will generally be accrued daily on an in-kind basis. Creation transactions will only be deemed settled and recorded in accounting upon receipt of the underlying bitcoin with the Custodian, and redemption transactions will only be deemed settled and recorded to accounting upon receipt of Shares.

With respect to accounting and valuation policies, the Trust hereby confirms that the Sponsor will adopt and implement accounting and valuation policies and procedures that are reasonably designed to address significant events related to digital assets and to ensure compliance with GAAP and applicable law.

Pursuant to the Trust Agreement, an investor does not have a claim to any “forked” assets. The Sponsor or the Sub-Adviser, as applicable on behalf of the Trust, may elect to support a fork based on predetermined criteria, but is under no obligation to do so. Unless otherwise announced, the Sponsor and the Sub-Adviser, as applicable on behalf of the Trust, will not support the inclusion of any forked assets. Unless an announcement is made informing investors that a fork will be supported, the newly-forked asset should be considered ineligible for inclusion in the Trust. Given the nature of forks and the frequency of forks in the Bitcoin network, the Sponsor and Sub-Adviser do not expect to assess every fork. Only forks deemed material by the Sponsor or Sub-Adviser, as applicable, will be considered for evaluation.

The Index currently does not track airdrops involving bitcoin. Accordingly, the Trust will not participate in air drops. In the future, it is possible that the Index may track such airdrops involving bitcoin, and in that situation, the Trust would reassess whether it is able to participate in airdrops (subject to a determination as to applicable law and the Trust’s tax structure), despite the Trust having no obligation to do so. By investing in the Trust rather than directly in bitcoin, investors generally forgo potential economic benefits associated with airdrops.

Comment 7: Please revise your disclosure to address the competition you will face in launching and sustaining your product. Please also revise your risk factors to address the risks associated with this competition, including the risk that your timing in reaching the market and your fee structure relative to other bitcoin ETPs could have a detrimental effect on the scale and sustainability of your product.

Response: The Trust has incorporated this comment, and the impacted disclosure will be revised to add the following language:

The Trust has no operating history. The Trust and the Sponsor face competition with respect to the creation of competing products, such as exchange-traded products offering exposure to the spot bitcoin market or other digital assets. There can be no assurance that the Trust will grow to or maintain an economically viable size. There is no guarantee that the Sponsor will maintain a commercial advantage relative to competitors offering similar products. Whether or not the Trust is successful in achieving its intended scale may be impacted by a range of factors, such as the Trust’s timing in entering the market and its fee structure relative to those of competitive products.

Additionally, the Trust’s risk disclosure will be revised to add the following language to the risk factor titled “The development and commercialization of the Trust is subject to competitive pressures”:

The Trust and the Sponsor face competition with respect to the creation of competing products, such as exchange-traded products offering exposure to the spot bitcoin market or other digital assets.

The Sponsor’s competitors may have greater financial, technical and human resources than the Sponsor. These competitors may also compete with the Sponsor. Smaller or early stage companies may also prove to be effective competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Sponsor’s competitors may commercialize a product involving bitcoin more rapidly or effectively than the Sponsor is able to, which could adversely affect the Sponsor’s competitive position, the likelihood that the Trust will achieve initial market acceptance and the Sponsor’s ability to generate meaningful revenues from the Trust.

There can be no assurance that the Trust will grow to or maintain an economically viable size. There is no guarantee that the Sponsor will maintain a commercial advantage relative to competitors offering similar products. Whether or not the Trust and the Sponsor are successful in achieving the intended scale for the Trust may be impacted by a range of factors, such as the Trust’s timing in entering the market and its fee structure relative to those of competitive products.

Comment 8: Please revise to provide a materially complete discussion of your bitcoin custody arrangements. For example, please consider addressing the following:

•	Describe the material terms of your agreement with the Custodian;

•	Describe how the Custodian will store the private keys, including whether they will be commingled with assets of other customers, and the geographic location where they will be stored;

•	Disclose whether any entity will be responsible for verifying the existence of the bitcoins; and

•	Disclose whether and to what extent the Custodian carries insurance for any losses of the bitcoin that it custodies for you.

Response: Pursuant to the Custodial Services Agreement, Coinbase Custody Trust Company, LLC will serve as the Custodian to the Trust and is responsible for providing the Trust with segregated cold wallet digital asset custody. The Trust’s assets with the Custodian are held in segregated accounts on the bitcoin blockchain, commonly referred to as “wallets,” and are therefore not commingled with corporate or other customer assets. The Custodian also segregates each of the accounts (comprising multiple wallets in some cases) that a client (such as the Trust) may hold with the Custodian, and each such account’s balance represents the account’s on-chain balance, which can be independently verified as appropriate. This approach applies to each asset supported by the Custodian.

Private key materials are generated and subsequently stored in a form whereby no private key is stored in a decrypted format. The private key materials are stored within the Custodian’s secure storage facilities within the U.S. and Europe. For security reasons, these exact locations are never disclosed.

Personnel supporting key operations are very limited and the Custodian requires a background check prior to onboarding, and where required, annually thereafter. No single individual associated with the Custodian has access to full private keys. Private key decryption and subsequent transaction signing instead require access to multiple systems and human operators in order to reconstitute a key and perform an on-chain transaction. For security purposes, the Custodian does not disclose specifics around the roles and numbers of individuals involved in these processes.

The Custodian maintains an annually renewed insurance policy in the amount of $320 million with comprehensive coverage terms and conditions. This insurance policy covers the loss of client assets held in cold storage at the Custodian. This insurance program, which has continuously run since 2013, provides the Custodian and its clients with some of the broadest and deepest insurance coverage in the crypto industry, with coverage designed to be comprehensive, including losses from employee collusion or fraud, physical loss (including theft), or damage of key material, security breach or hack, and fraudulent transfer.

The Custodian will not be liable for any amount greater than the value of the supported digital assets on deposit in the Trust’s custodial account(s) at the time of the event giving rise to the liability, subject further to the maximum liability limit of $100 million for each cold storage address. It is the policy of the Sponsor to maintain assets in accordance with the Custodian’s insurance limit.

The Custodian maintains an Internal Audit team that performs periodic internal audits over custody operations. Systems and Organizational Control (“SOC”) attestations are also performed on the Custodian’s services. The SOC 1 Type 2 and SOC 2 Type 2 reports produced cover private key management controls.

With respect to the question of whether any entity will be responsible for verifying the existence of the bitcoins, the Administrator will perform daily reconciliations, which will involve corroborating and confirming the Trust’s bitcoin assets.

Comment 9: Please include a materially complete discussion of the creation and redemption process. As appropriate, please also address the following:

•

Discuss the potential impact on the arbitrage mechanism of the price volatility, trading volume, price differentials across bitcoin trading platforms, and the closing of bitcoin trading platforms due to fraud, failures, security breaches or otherwise; and

•

Describe the mechanics of how the creation and redemption process will work between the Trust, the Authorized Participants and the Custodian, including a discussion of whether and to what extent creation and redemption transactions will be settled on-chain or off-chain, and any risks associated with the settlement process.

Response: The Trust hereby confirms that all creation and redemption requests generally will be processed on an in-kind basis in accordance with the per creation unit pro-rata portfolio composition file, which will be published on a daily basis. The Trust further notes that creations and redemptions will settle on a T+1 basis.

Authorized Participants will have the ability to place creation and redemption requests via the order taking portal. Upon the Sponsor’s approval, a creation or redemption request by an Authorized Participant will produce an affirmation confirming the acceptance of the order by the Sponsor. Upon publication of the Trust’s NAV, the Sponsor, Administrator and Authorized Participant will receive a confirmation receipt including trade details such as trade date, settlement date, direction of trade, number of Shares, bitcoin entitlement, and Authorized Participant details. On the settlement date, the Sponsor will liaise with the Authorized Participant to settle the underlying assets.

The Trust does not expect that price differentials for bitcoin across exchanges would have a meaningful impact on the Trust’s arbitrage mechanism. Furthermore, the Trust does not expect that the closure of any single one exchange would meaningfully impact the arbitrage mechanism because Authorized Participants typically source underlying spot bitcoin liquidity from multiple exchanges. The Trust acknowledges, however, that the arbitrage mechanism could potentially be adversely impacted if halts in the trading of spot bitcoin were to occur across multiple exchanges, whether due to breaches or otherwise.

Comment 10: Please discuss whether and to what extent the size of your creation and redemption baskets could have an impact on the arbitrage mechanism in light of the market for bitcoin.

Response: The Trust expects that the arbitrage mechanism will function well relative to the underlying liquidity of bitcoin. The Trust notes that daily trading volume in spot bitcoin, across several exchanges, has recently averaged $10 billion per day, and we expect our creation and redemption basket size to be less than 0.01% of the average daily traded volume of bitcoin. Accordingly, we do not expect the size of the Trust’s creation and redemption baskets to have a material impact on the arbitrage mechanism in light of the market for bitcoin.

Comment 11: Please revise to disclose existing and potential conflicts of interest between your Sponsor and its affiliates and the Trust. Please also disclose whether you have a code of conduct or other requirements for pre-clearance of bitcoin-related transactions that apply to your employees, the Sponsor, or any of its affiliates.

Response:

The Sponsor has an affiliate, 21Shares AG, that issues various exchange traded products providing exposure to certain digital assets in non-U.S. jurisdictions. In addition, the Sponsor’s affiliate(s) may take management fees in-kind in bitcoin, and as such, may engage in trading of the underlying asset across affiliates. In a subsequent amendment filing, the Sponsor will disclose any existing and potential conflicts of interest between the Sponsor and any of its affiliates relating to this activity.

The Trust hereby confirms that the Sponsor will adopt and implement policies and procedures that are reasonably designed to ensure compliance with applicable law, including a Compliance Manual and Code of Ethics, which address conflicts of interest (together, the “Policies”). The Sponsor’s Policies will require that the Sponsor eliminate, mitigate, or otherwise disclose conflicts of interest. Additionally, the Sponsor will adopt policies and procedures requiring that certain applicable personnel pre-clear personal trading activity in which bitcoin is the referenced asset. The Sponsor believes that these pre-clearance requirements, in addition to other controls, will be reasonably designed to mitigate the risk of conflicts of interest and other impermissible activity. The impacted disclosure has been revised accordingly.

Comment 12: With respect the disclosure regarding experts on page 80 of the Amendment, please revise to include this information in your next amendment, or tell us when you intend to do so.

Response: The Trust hereby confirms that this information will be provided in a subsequent amendment.

Comment 13: We note your disclosure that your audited financial statements will be provided by amendment. Please confirm you will file these audited financial statements in a pre-effective amendment as soon as they are available in order to allow the Staff sufficient time to complete its review. Please also confirm your understanding that the staff will need Sufficient time to review the audited financial statements and related information, and we may have additional comments at that time.

Response: The Trust currently has no economic activity and therefore audited financial statements are not available for review at this time. The Trust hereby confirms that audited financial statements will be provided in a pre-effective amendment as soon as they are available. The Trust acknowledges that the Staff will need sufficient time to review the audited financial statements and related information and may have additional comments at such time.

***

Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at 212-698-3526.

Sincerely,

/s/ Allison M. Fumai
Allison M. Fumai, Esq.
Dechert LLP

Appendix A

Example Calculation

(Using data from September 30, 2023)

1.

Data is aggregated for each of the trades that occurred on all constituent exchanges, which on this date were approximately 9,257 trades across the 6 exchanges over a 60 minute period preceding 4pm New York Time. [Top of list excerpted below. Full list contains 9,257 rows].

2.	Volume weighted median rate is calculated for each 12 sub-periods of 5 minute length.

3.	Published rate is the equal weighted average of the volume weighted medians for each sub-period calculated from the previous step.

Appendix B

Net Asset Value Determinations

As described in more detail below in NET ASSET VALUE DETERMINATIONS, the Administrator daily calculates its net asset value (which means the total assets of the Trust including, but not limited to, all bitcoin and cash less total liabilities of the Trust) (“NAV”) and NAV per Share on each day that the Exchange is open for regular trading, as promptly as practical after 4:00 p.m. ET, based on the Index. In determining the Trust’s NAV, the Administrator values the bitcoin held by the Trust based on the price set by the Index as of 4:00 p.m. ET. The Sponsor believes that use of the Index mitigates against idiosyncratic market risk, as the failure of any individual spot market will not materially impact pricing for the Trust. It also allows the Administrator to calculate the NAV in a manner that significantly deters manipulation.

However, determining the value of Trust’s bitcoin using the Index is not in accordance with U.S. generally accepted accounting principles (“GAAP”), and therefore is not used in the Trust’s financial statements. The Trust’s bitcoins are carried, for financial statement purposes, at fair value, as required by GAAP. The Trust determines the fair value of bitcoin based on the price provided by the bitcoin market that the Trust considers its “principal market” as of 4:00 p.m., New York time, on the valuation date. The net asset value of the Trust determined on a GAAP basis is referred to in this prospectus as a “Principal Market NAV” and the net asset value of the Trust per Share determined on a GAAP basis is referred to as “Principal Market NAV per Share.”

NAV and NAV per Share are not measures calculated in accordance with GAAP, and are not intended as substitute for Principal Market NAV and Principal Market NAV per Share, respectively.

NET ASSET VALUE DETERMINATIONS

Calculation of NAV and NAV per Share

The Trust’s NAV will be calculated based on the Trust’s net asset holdings as reconciled to the Custodian’s accounts on a market approach, determined on a daily basis in accordance with the Index price at 4:00 p.m. ET. The Sponsor believes that use of the Index mitigates against idiosyncratic market risk, as the failure of any individual spot market will not materially impact pricing for the Trust. It also allows the Administrator to calculate the NAV in a manner that significantly deters manipulation.

As discussed, the fact that there are multiple bitcoin spot markets contributing prices to the NAV makes manipulation more difficult in a well-arbitraged and fractured market, as a malicious actor would need to manipulate multiple spot markets simultaneously to impact the NAV, or dramatically skew the historical distribution of volume between the various exchanges.

The Trust’s NAV per Share is calculated by:

•	taking the current market value of its total assets based on the bitcoin price determined by the Index;

•	subtracting any liabilities; and

•	dividing that total by the total number of outstanding Shares.

The Administrator calculates the NAV of the Trust once each Exchange trading day. The NAV for a normal trading day will be released after 4:00 p.m. ET. Trading during the core trading session on the Exchange typically closes at 4:00 p.m. ET. However, NAVs are not officially struck until later in the day (often by 5:30 p.m. EST and almost always by 8:00 p.m. EST). The pause between 4:00 p.m. EST and 5:30 p.m. EST (or later) provides an opportunity to algorithmically detect, flag, investigate, and correct unusual pricing should it occur.

In addition, in order to provide updated information relating to the Trust for use by Shareholders and market professionals, [●] will calculate and disseminate throughout the core trading session on each trading day an updated intraday indicative value (“IIV”). The IIV will be calculated by using the prior day’s closing NAV per Share of the Trust as a base and updating that value throughout the trading day to reflect changes in the price of bitcoin.

The IIV disseminated during the Exchange core trading session hours should not be viewed as an actual real time update of the NAV, because NAV per Share is calculated only once at the end of each trading day based upon the relevant end of day values of the Trust’s investments. The IIV will be disseminated on a per Share basis every 15 seconds during regular Exchange core trading session hours of 9:30 a.m. EST to 4:00 p.m. ET. [●] will disseminate the IIV value through the facilities of CTA/CQ High Speed Lines. In addition, the IIV will be published on the Exchange’s website and will be available through on-line information services such as Bloomberg and Reuters. The IIV may differ from the NAV due to the differences in the time window of trades used to calculate each price (the NAV uses a sixty-minute window, whereas the IIV draws prices from the last trade on each exchange in an effort to produce a relevant, real-time price). The Sponsor does not believe this will cause confusion in the marketplace, as Authorized Participants are the only Shareholders who interact with the NAV and the Sponsor will communicate its NAV calculation methodology clearly.

Dissemination of the IIV provides additional information that is not otherwise available to the public and is useful to Shareholders and market professionals in connection with the trading of the Trust’s Shares on the Exchange. Shareholders and market professionals will be able throughout the trading day to compare the market price of the Trust and the IIV. If the market price of the Trust’s Shares diverges significantly from the IIV, market professionals will have an incentive to execute arbitrage trades. For example, if the Trust appears to be trading at a discount compared to the IIV, a market professional could buy the Trust’s Shares on the Exchange and sell short futures contracts. Such arbitrage trades can tighten the tracking between the market price of the Trust and the IIV and thus can be beneficial to all market participants.

The Trust does not expect that price differentials for bitcoin across exchanges would have a meaningful impact on this arbitrage mechanism. Furthermore, the Trust does not expect that the closure of any single one exchange would meaningfully impact the arbitrage mechanism because Authorized Participants typically source underlying spot bitcoin liquidity from multiple exchanges. The Trust acknowledges, however, that this arbitrage mechanism could potentially be adversely impacted if halts in the trading of spot bitcoin were to occur across multiple exchanges, whether due to breaches or otherwise.

The Sponsor reserves the right to adjust the Share price of the Trust in the future to maintain convenient trading ranges for Shareholders. Any adjustments would be accomplished through stock splits or reverse stock splits. Such splits would decrease (in the case of a split) or increase (in the case of a reverse split) the proportionate NAV per Share but would have no effect on the net assets of the Trust or the proportionate voting rights of Shareholders or the value of any Shareholder’s investment.

Calculation of Principal Market NAV and Principal Market NAV per Share

In addition to calculating NAV and NAV per Share, for purposes of the Trust’s financial statements, the Trust determines the Principal Market NAV and Principal Market NAV per Share on each valuation date for such financial statements. The determination of the Principal Market NAV and Principal Market NAV per Share is identical to the calculation of NAV and NAV per Share, respectively, except that the value of bitcoin is determined using the fair value of bitcoin based on the price in the bitcoin market that the Trust considers its “principal market” as of 4:00 p.m., New York time, on the valuation date, rather than using the Index.

The Trust has adopted a valuation policy, which provides for the procedure for valuing the Trust’s assets. The policy also sets forth the procedures to determine the principal market (or in the absence of a principal market, the most advantageous market) for purposes of determining the Principal Market NAV and Principal Market NAV per Share in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820-10, which outlines the application of fair value accounting. Under ASC 820-10, fair value for bitcoin is determined to be the price that would be received in a current sale, assuming an orderly transaction between market participants on the valuation date, in the principal market to market participants or, in the absence of a principal market, the most advantageous market. Market participants are defined as buyers and sellers in the principal or most advantageous market that are independent, knowledgeable, and willing and able to transact. Under its valuation policy, the Trust determines its principal market (or in the absence of a principal market the most advantageous market) annually and conducts a analysis at least on a quarterly basis to determine whether there have occurred any changes in bitcoin markets and its operations that would require a change in the Trust’s determination of its principal market.

The Sponsor on behalf of the Trust will determine in its sole discretion the valuation sources and policies used to prepare the Trust’s financial statements in accordance with GAAP.

The cost basis of the investment in bitcoin recorded by the Trust for financial reporting purposes is the fair value of bitcoin at the time of transfer. The cost basis recorded by the Trust may differ from proceeds collected by the Authorized Participant from the sale of the corresponding Shares to investors.